FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: • 12 December 2005	Name: Brendan T Case
Title: Associate Company Secretary

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Monday 12 December 2005

National Australia Bank Managing Director and Group Chief Executive John Stewart Agrees to Terms of New Employment Arrangement

National Australia Bank Managing Director and Group Chief Executive John Stewart today agreed to the terms of a new ongoing employment arrangement.

NAB Chairman Michael Chaney said John Stewart had made a significant contribution since his appointment to restoring sustainable growth in long-term shareholder value and meeting the challenges faced by the NAB.

“I am very pleased that John has agreed to extend his employment with the NAB and lead the company during a period of rebuilding and culture change,” Mr Chaney said.

“Under John a new management team has been put in place and we have moved to a regional business model to make the NAB more nimble and customer focused.”

Mr Chaney said Mr Stewart’s new remuneration arrangements were developed in conjunction with remuneration specialists and took into account the relevant principles of the ASX Corporate Governance Guidelines. Incentive payments were linked to real and sustainable returns for shareholders.

Summary of key terms and conditions

Term:	Commencing 1 February 2006 and is ongoing.

Fixed remuneration:	$2.75 million (including superannuation and fringe benefits). First review October 2008.

Short term incentive:

Up to 150% of fixed remuneration ($4.125 million per annum). Subject to shareholder approval, a minimum of 50% of the short term incentive awarded to be provided in ordinary shares with restrictions until Mr Stewart ceases employment or in ten years, whichever is earlier.

Long term incentive:

Subject to shareholder approval an offer of 140,000 performance rights and 500,000 performance options will be made in February 2006. It is not proposed to make any further offers of performance rights or performance options to Mr Stewart during the next three years. (Valuation based on a simulated version of the Black-Scholes method is estimated at $1.5 million per annum over three years).

Termination:

Mr Stewart may resign by giving six months’ notice. If he gives notice within the first two years of the date of grant all performance rights and options will lapse and all restricted securities will be forfeited. If Mr Stewart resigns after two years then, with approval from the Board, Mr Stewart will retain performance rights and options on a pro-rata basis taking into account his service from the date of grant over the 3 year performance period. These securities will remain subject to the original terms and performance hurdles. In this instance Mr Stewart would retain all of the restricted shares. The National may terminate Mr Stewart’s employment by giving six months’ notice. The termination payment is equivalent to 12 months’ fixed remuneration. In this event Mr Stewart would retain all of his performance options, performance rights and restricted securities. The performance options and rights would remain subject to the performance hurdles.

A contract reflecting these terms is expected to be finalised shortly.  Further details of Mr Stewart’s contract terms are attached and may be accessed at www.nabgroup.com.

For further information:

Brandon Phillips Group Manager, External Relations 03 8641 3857 work 0419 369 058 mobile	Hany Messieh Group Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)

Contract of employment for John Stewart as Managing Director and Group Chief Executive

Mr Stewart was appointed to the position of Managing Director and Chief Executive Officer on 2 February 2004 for an initial period of three years, with an annual extension possible by mutual agreement.

Mr Stewart and the National have now agreed to an ongoing employment arrangement.

Under Mr Stewart’s leadership, a key focus has been to create the basis for restoring sustainable growth in long-term shareholder value.  The Board recognises Mr Stewart’s significant contribution since his appointment in meeting the challenges faced by the National.  The Board is, therefore, pleased that Mr Stewart has agreed to extend the period of his employment to continue the restoration of the National’s position in the market.

The National’s remuneration policy and Mr Stewart’s new remuneration arrangements have been developed by the Remuneration Committee, in conjunction with remuneration specialists, taking into account the relevant principles of the ASX Corporate Governance Guidelines (the “ASX Guidelines”) and other stakeholder pronouncements.

Mr Stewart’s new remuneration package provides a balance between fixed and at risk rewards in accordance with Principle 9 of the ASX Guidelines: “Remunerate fairly and responsibly”.  All incentives have been established to deliver reward to Mr Stewart upon attainment of real and sustainable returns to shareholders.  A large proportion of the reward is linked to achievement of performance objectives considered appropriate by the Board.  The share component of the short-term incentive, and the long-term incentive components, of the remuneration package will be subject to shareholder approval at the next AGM.

In line with the CLERP 9 requirements, the basis on which any actual STI incentives are made will be disclosed in the annual report and presented to shareholders.

The following is a summary of the key terms and conditions of Mr Stewart’s new employment arrangement with the National.  A contract reflecting these terms is expected to be finalised shortly.

Summary of the key terms and conditions of Mr Stewart’s new employment arrangement

Mr Stewart’s new employment arrangement has been structured in accordance with the National’s performance-oriented framework and each element of remuneration has been benchmarked against other leading ASX companies and international banks in terms of level of remuneration and total reward mix.

Contract Term

Mr Stewart’s ongoing employment arrangements will be effective from 1 February 2006.

Fixed Remuneration

Based on benchmarking undertaken by remuneration consultants against the fixed remuneration of Chief Executive Officers of leading ASX-listed companies, Mr Stewart’s fixed annual remuneration has been set at $2.75 million (inclusive of superannuation).  Mr Stewart’s fixed annual remuneration will not be reviewed until October 2008.

This amount is inclusive of superannuation and fringe benefits, including those commonly provided by leading ASX-listed companies that employ foreign executives in senior roles.

Incentive Arrangements

The National’s remuneration philosophy is based on a pay for performance framework.  The incentive components of remuneration are performance oriented and structured to reward both individual and business performance.  The performance hurdles have been developed, giving consideration to Recommendation 9.2 of Principle 9 of the ASX Guidelines and the Investment and Financial Services Association Guidance Note No.12 (“IFSA Guidance Note”), to provide reward only for materially improved shareholder return.

Mr Stewart will participate in both the National’s Short-Term Incentive (“STI”) Plan and Long-Term Incentive (“LTI”) Plan.

Short-Term Incentive

The National’s STI Plan has been developed to deliver performance-based short-term reward and is currently measured through the achievement of a scorecard approach, with a strong bias to financial and behavioural outcomes.  The scorecard details the Key Result Areas (“KRAs”) for Mr Stewart.

The STI reward may be in the range of 0 – 150% ($0 - $4.125 million) of fixed remuneration.  The maximum would only be attained in the case of exceptional individual and company performance.  A minimum of 50% of any STI award is to be provided in ordinary shares of the National under the National Australia Bank Staff Share Ownership Plan, which will be restricted until the cessation of Mr Stewart’s employment or in ten years, whichever is the earlier (subject to any requisite shareholder approval).  These shares will be forfeited in the event of serious misconduct.

Long-Term Incentive

The LTI Plan is designed to reward long-term sustainable business performance measured by relative Total Shareholder Return (“TSR”) (in line with the IFSA Guidance Note).  Shareholder approval will be sought at the next Annual General Meeting for grants to be made to Mr Stewart of performance options and performance rights under the National Australia Bank Executive Share Option Plan No.2 and National Australia Bank Performance Rights Plan respectively.

Exercise of performance options and performance rights is subject to the satisfaction of time and performance hurdles.  Performance options and performance rights cannot be exercised by Mr Stewart before the third anniversary and have a life of six-and-a-half years.  The performance options and performance rights will be exercisable in four equal tranches (25% per year from the third year), provided the performance hurdles are met.

Once a testing date has passed for the relevant tranche of securities, any performance options or performance rights that did not become exercisable on that date (ie for which the performance hurdles were not met) will be retested once at the next testing date and can only be exercised if the hurdle is then met.  That is, a maximum of two tests per tranche except for the final tranche.  The retesting does not apply to the final fourth tranche of securities.  If the performance hurdles are not met on the relevant testing date(s), the performance options and performance rights will lapse immediately.  From the sixth anniversary, there will be a further six months to exercise any vested securities, but no further testing will take place.

The performance hurdles will be tested during the exercise period by comparing the National’s TSR with that of two comparator groups.  Fifty per cent of the LTI will be measured against the top 50 companies in the S&P/ASX 100 Index, excluding the National and property trusts.  The remaining 50% will be measured against a basket of major financial services companies in the S&P/ASX 200 Index, excluding the National.  The companies to be used in each comparator group will be approved by the Remuneration Committee and determined as at February 2006.

The performance options and performance rights become exercisable depending on the National’s percentile ranking within each of the comparator groups.  The National must rank at the 51st percentile for any performance options or performance rights to become exercisable and remain at or above this ranking for a period of 30 consecutive days.  If the ranking is at the 51st percentile, 35% of the performance options or performance rights will be exercisable.  For additional percentiles achieved above the 51st percentile, additional performance options and performance rights will become exercisable, with 100% being exercisable where the National ranks at or above the 76th percentile.

It is proposed that an offer will be made in February 2006 for 140,000 performance rights and 500,000 performance options.  It is not proposed to make any further offers during the next three years.  The exercise price for each of these performance options will be the volume weighted average price of fully-paid ordinary shares in the National traded on the ASX during the week up to the date of grant, expected to be shortly after the AGM held on 30 January 2006.

If Mr Stewart resigns within two years of the date of grant of the performance options and performance rights, all securities will lapse.  If resignation occurs after two years, Mr Stewart may retain the performance options and performance rights on a pro-rata basis taking into account his service from the date of grant over the three-year performance period, based on the Board’s discretion.  In this situation, the performance options and performance rights will continue under the issued terms and performance hurdles.

Valuation of performance options and performance rights

Valuations of the National’s performance options and performance rights are carried out by independent consultants, Mercer Finance and Risk Consulting, and are a simulated version of the Black-Scholes method as prescribed by AASB1046.

The simulation approach allows the valuation to take into account both (i) the probability of achieving the performance hurdles required for the performance options or performance rights to vest, and (ii) the potential for early exercise of vested options or rights.  The Black-Scholes method is modified in order to incorporate the performance hurdle requirements that are integral to the number of options or rights vesting (which may be zero), and the option or right holder’s ability to exercise the option or right.

Using this methodology, the annualised financial value of the above LTI reward is estimated to be $1.5 million, based on a three-year coverage.

Arrangements upon termination

In accordance with Recommendation 9.1 of Principle 9 of the ASX Guidelines, Mr Stewart’s termination entitlements have been agreed in advance and are disclosed below:

•                  Resignation by Mr Stewart

Mr Stewart may resign from the National by giving six months’ written notice. If Mr Stewart resigns within the first two years of date of grant of the performance options and performance rights, all of those securities will lapse.  In this instance, all restricted shares would be forfeited by Mr Stewart.  If resignation occurs after two years, with approval from the Board, Mr Stewart will retain the performance options and performance rights on a pro-rata basis taking into account his service from the date of grant over the three-year performance period.  These securities will remain subject to the original terms including the performance hurdles.  In this instance, Mr Stewart would retain all the restricted shares.

•                  Summary termination by the National

The National may summarily terminate Mr Stewart’s employment arrangement for cause with immediate effect.  All restricted shares, and performance options and performance rights, would be forfeited by Mr Stewart in this instance.

•                  Termination on notice/material change of circumstances

The National may terminate Mr Stewart’s employment arrangement by giving six months’ written notice and will make a termination payment to Mr Stewart of 12 months’ fixed remuneration.  Mr Stewart would retain all of the performance options and rights but they would remain subject to the achievement of the performance hurdles.  He would also retain all of the restricted shares.

•                  Non-solicitation and non-competition covenants

For a period of 12 months (or if that is unreasonable, six months) from the date of Mr Stewart’s cessation of employment for any reason, Mr Stewart cannot solicit or entice from the National any employees or customers of the National or participate in a business that is in direct competition with the National.

•                  On the cessation of Mr Stewart’s employment, the National will provide a one-way airfare to London and will reimburse Mr Stewart for reasonable location expenses.